Exhibit 99.1

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

PROGEN APPOINTS DR. JOHN CHIPLIN AS INTERIM CEO

Brisbane, Australia 1 December 2009: Progen Pharmaceuticals Limited (ASX: PGL; Nasdaq: PGLA) has appointed current board member Dr. John Chiplin as interim Chief Executive Officer, effective immediately.

Dr. Chiplin has 25 years experience across the life science and technology industries, most recently as Managing Director of the ASX listed Australian company Arana Therapeutics.

Progen Chairman Stuart James said Dr. Chiplin’s extensive experience in the Australian and international biotech industries would be an invaluable asset to the company.

“We are very proud to have someone of Dr. Chiplin’s calibre lead the Progen team,” Mr James said.

“Dr. Chiplin’s biotech experience across both the operational and investment aspects of the drug development process will prove invaluable, with a number of our anti-cancer compounds currently at vital points in the drug development process.

“Dr. Chiplin shares the board’s passion and belief in Progen and its products, and we look forward to working with him to continue to drive our drug portfolio forward.”

Dr. Chiplin became a non executive director of Progen on July 1, 2009, and his re-election as director was overwhelmingly ratified by shareholders yesterday at the Company’s AGM.

He will remain on the board throughout his appointment and will be predominantly based in Brisbane.

The board has also appointed an international search firm to produce a list of suitable permanent CEO candidates. It is anticipated that the search will take three to six months.

Dr. Chiplin holds a PhD in Biochemistry and is a member of the Royal Pharmaceutical Society. He was most recently Managing Director of the ASX listed Australian company Arana Therapeutics, which was acquired by US-based biopharmaceuticals giant Cephalon in July 2009.  Dr. Chiplin also has international board level experience with companies such as Domantis (US), Cognia (US) and ITI Life Sciences Group (UK). He is currently a Non-Executive Director of Science Media Inc.

About Progen

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialisation of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. Progen targets the multiple mechanisms of cancer across its three technology platforms of angiogenesis, epigenetics and cell proliferation. Progen has operations in Australia and the United States of America. www.progen-pharma.com

For more information:	Paul Dixon
Company Secretary
+61 7 3842 3333